Exhibit 99.2

Stevanato Group S.p.A.

Ordinary and Extraordinary Shareholders’ Meeting

on May 26, 2026

Explanatory report on the items on the agenda

This report (the “Explanatory Report”) was drafted by the board of directors of Stevanato Group S.p.A. (respectively, the “Board of Directors” and “Stevanato” or the “Company”) in relation to the ordinary and extraordinary meeting of the Company’s shareholders convened, on single call, on May 26, 2026, at 4:00 p.m. CEST (10:00 a.m. EDT), by notice published on April 11, 2026 (the “Convening Notice”), to discuss and resolve on the following agenda:

Ordinary session

1.

Approval of the financial statements for the financial year ended on December 31, 2025; presentation of the reports of the directors and of the external auditor PricewaterhouseCoopers S.p.A.; presentation of the consolidated financial statements for the financial year ended on December 31, 2025; presentation of the consolidated non-financial statements (Sustainability Report) for the financial year ended on December 31, 2025; presentation of the reports of the Audit Committee, of the Compensation Committee, of the Nominating and Corporate Governance Committee; related resolutions.

2.	Allocation of annual net profits and distribution of dividends to the shareholders; related resolutions.

3.

Appointment of the Board of Directors; determination of the term of the Board of Directors; determination of the number of members of the Board of Directors; appointment of the members of the Board of Directors; appointment of the Chairman of the Board of Directors; related resolutions.

4.	Compensation of the members of the Board of Directors and of the members of the Audit Committee; related resolutions.

5.

Appointment of the external auditor entrusted with the auditing of the Company’s financial statements and consolidated financial statements, and the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2026, December 31, 2027, and December 31, 2028; determination of the relevant remuneration; related resolutions.

6.	Authorization for the purchase and disposal of ordinary and Class A treasury shares; related resolutions.

Extraordinary session

1.	Amendments to Articles 7.6, 16 and 23 of the By-laws; related resolutions

(the “Agenda” and the “Shareholders’ Meeting”).

This Explanatory Report was drafted to the benefit of (i) the holders of Class A shares and of ordinary shares registered on the Company’s US Shareholders’ Register and/or on the Company’s Shareholders’ Book (Libro Soci) in the shareholders’ name, who are entitled to attend and vote at the Shareholders’ Meeting as specified in the Convening Notice (respectively, the “Class A Shareholders” and the “Registered Shareholders”), and of (ii) the holders of the beneficial ownership of the ordinary shares deposited with the Depositary Trust Company and registered on the Company’s US Shareholders’ Register and on the Company’s Shareholders’ Book (Libro Soci) in the name of Cede&Co. (the “Holder of Record”), who are entitled to give voting instructions to Computershare S.p.A., in its capacity as substitute proxy specifically appointed by the Holder of Record, in relation to all or part of the items on the Agenda, as specified by the Convening Notice (the “Beneficial Shareholders”), and includes certain information concerning the items on the Agenda and the proposals submitted to the Shareholders’ Meeting.

In particular, this Explanatory Report aims at providing Class A Shareholders, Registered Shareholders and Beneficial Shareholders (collectively, the “shareholders”) with the information necessary - together with the reports of the Board of Directors, of the Committees and of the external auditor PricewaterhouseCoopers S.p.A. (“PwC”) referred to below – to fully and effectively exercise the respective voting rights.

Please note that Stevanato’s ordinary shares are exempt from the proxy rules of the United States Securities Exchange Act of 1934, as amended, and that this Explanatory Report does not constitute a proxy statement or a solicitation of proxies.

*   *    *

Ordinary session

1.

Approval of the financial statements for the financial year ended on December 31, 2025; presentation of the reports of the directors and of the external auditor PricewaterhouseCoopers S.p.A.; presentation of the consolidated financial statements for the financial year ended on December 31, 2025; presentation of the consolidated non-financial statements (Sustainability Report) for the financial year ended on December 31, 2025; presentation of the reports of the Audit Committee, of the Compensation Committee, of the Nominating and Corporate Governance Committee; related resolutions.

Pursuant to Italian law and to the Company’s by-laws (the “By-laws”), Stevanato’s shareholders shall annually resolve, at the ordinary shareholders’ meeting, on the approval of the Company’s individual financial statements for the previous financial year, within 180 days from its ending.

Therefore, we submit to Stevanato’s shareholders, for their examination and approval at the Shareholders’ Meeting, the Company’s draft financial statements for the financial year ended on December 31, 2025, approved by the Board of Directors on April 10, 2026, which show net profits amounting to Euro 13,530,074.

Moreover, in compliance with the applicable Italian law provisions, we present to Stevanato’s shareholders, for their examination and acknowledgment, the following documents containing more information on the Company’s draft financial statements, as well as on the Company’s current and prospective situation and on the activities carried out by Stevanato, individually and through its subsidiaries, in the financial year ended on December 31, 2025:

–	Stevanato’s consolidated financial statements for the financial year ended on December 31, 2025, approved by the Board of Directors on April 10, 2026;

–

Sustainability Report for the financial year ended on December 31, 2025, approved by the Board of Directors on April 10, 2026, following the favorable opinion of the Audit Committee issued on April 9, 2026;

–	Directors’ Report for the financial year ended on December 31, 2025, approved by the Board of Directors on April 10, 2026; and

–	Report of the external auditor, to be issued by PwC by May 1, 2026 (i.e., the Record Date).

As provided for by the Charters of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, we also present to Stevanato’s shareholders, for their examination and acknowledgment, the following documents containing more information on the activities carried out by the mentioned Committees, as well as on the current directors’ and managers’ compensation structure and policy and on the current corporate governance system of Stevanato:

–	Report of the Audit Committee for the financial year ended on December 31, 2025, approved by the Audit Committee on April 9, 2026;

–	Report of the Nominating and Corporate Governance Committee for the financial year ended on December 31, 2025, approved by the Nominating and Corporate Governance Committee on April 7, 2026;

–	Report of the Compensation Committee for the financial year ended on December 31, 2025, approved by the Compensation Committee on April 8, 2026.

Stevanato’s draft financial statements for the financial year ended on December 31, 2025, together with the other above mentioned documents, will be made available to Class A Shareholders and Registered Shareholders, at the Company’s registered office, at Via Molinella, 17, 35017 Piombino Dese – Padua (Italy), and, also to Beneficial Shareholders and the public, on the Company’s website, section Corporate Governance – Shareholders’ Meeting 2026, at the address https://ir.stevanatogroup.com/shareholders-meetings, in accordance with applicable legal provisions (and, in any case, by the Record Date of May 1, 2026).

Based on the above, Stevanato’s shareholders are asked to approve the following resolution:

“The Shareholders’ Meeting

—

having examined Stevanato’s financial statements for the financial year ended on December 31, 2025, in the draft presented by the Board of Directors, which show net profits amounting to Euro 13,530,074;

—	having examined the Directors’ Report;

—	having examined the Report of the external auditor PricewaterhouseCoopers S.p.A.;

—	having examined Stevanato’s consolidated financial statements for the financial year ended on December 31, 2025;

—	having examined Stevanato’s Sustainability Report for the financial year ended on December 31, 2025;

—	having examined the Reports presented by the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee;

—	taking into account the favorable opinion on Stevanato’s Sustainability Report for the financial year ended on December 31, 2025 issued by the Audit Committee on April 9, 2026;

resolves

1.

to approve Stevanato’s financial statements for the financial year ended on December 31, 2025, which report net profits amounting to Euro 13,530,074 (thirteen million five hundred thirty thousand seventy-four);

2.	to acknowledge the Directors’ Report presented by the Board of Directors;

3.	to acknowledge Stevanato’s consolidated financial statements for the financial year ended on December 31, 2025 presented by the Board of Directors;

4.	to acknowledge Stevanato’s Sustainability Report for the financial year ended on December 31, 2025 presented by the Board of Directors, following the favorable opinion of the Audit Committee;

5.	to acknowledge the Reports presented by the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee”.

2.	Allocation of annual net profits and distribution of dividends to the shareholders; related resolutions.

Pursuant to Italian law, Stevanato’s shareholders shall resolve, at the Shareholders’ Meeting, on the allocation of the Company’s net profits resulting from the financial statements for the financial year ended on December 31, 2025, within the applicable limitations of law.

In particular, Italian law provides that an amount corresponding to one twentieth of a company’s annual net profits must be allocated to the legal reserve, until the legal reserve reaches one fifth of the company’s share capital.

In addition, the Shareholders’ Meeting may resolve to distribute to shareholders all or part of the reserves the distribution of which is not prohibited by Italian law.

As indicated in paragraph 1 above, based on the financial statements for the financial year ended on December 31, 2025, the Company’s operations resulted in net profits of Euro 13,530,074.

In light of the foregoing, taking into account that Stevanato’s legal reserve is already equal to one fifth of the Company’s share capital, we propose to earmark for distribution to the shareholders an amount of the Company’s net profits and – for the remaining portion – the extraordinary reserve, as resulting from the Company’s financial statements for the financial year ended on December 31, 2025, corresponding to a gross dividend in cash of Euro 0.054 for each outstanding Class A and ordinary share of the Company, net of the treasury shares that will be held by the Company as of the Dividend Record Date (as defined below).

Therefore, assuming that the Company continues to hold the current number of 29,838,842 treasury Class A shares at the Dividend Record Date, all the net profits resulting from the Company’s financial statements for the financial year ended on December 31, 2025, equal to Euro 13,530,074, as well as a portion of the extraordinary reserve, equal to Euro 1,212,126, for an overall amount of Euro 14,742,199, would be used for the proposed distribution of dividends to shareholders.

Based on the resolution of the Board of Directors of April 10, 2026, and pursuant to Article 28.4 of the By-laws, we propose to set on June 11, 2026 the date for identifying the holders of the Class A shares of the Company and the registered holders and the beneficial holders of the ordinary shares of the Company entitled to receive payment of the dividends which the Shareholders’ Meeting should resolve to distribute (the “Dividend Record Date”).

Therefore, assuming that the Shareholders’ Meeting approves the proposals set out above, the ex-dividend date will fall on June 11, 2026 (Ex-Date), whereas it is expected that the dividends will be paid to the holders of Class A and ordinary shares as from July 29, 2026 (Dividend Payment Date).

Dividends will be paid to registered holders and beneficial holders of ordinary shares through the Transfer Agent and Registrar Computershare, Inc., in US dollars, based on the ECB daily foreign exchange EUR/USD reference rate as of the date of the Shareholders’ Meeting, i.e. May 26, 2026.

Based on the above, Stevanato’s shareholders are asked to approve the following resolution:

“The Shareholders’ Meeting

resolves

1.

to earmark for distribution to the shareholders an amount of the Company’s net profits and – for the remaining portion – the extraordinary reserve, as resulting from the Company’s financial statements for the financial year ended on December 31, 2025, corresponding to a gross dividend in cash of Euro 0.054 (fifty-four thousandths) for each outstanding Class A and ordinary share of the Company, net of the treasury shares that will be held by the Company as of the Dividend Record Date;

2.

to set the date for identifying the holders of the Class A shares of the Company and the registered holders and the beneficial holders of the ordinary shares of the Company entitled to receive payment of the aforementioned dividends (Dividend Record Date) and the ex-dividend date (Ex-Date) on June 11, 2026;

3.	to set the date for payment of the dividends, before withholding tax, if any, in execution of the resolutions no. 1 and 2 above, as from July 29, 2026 (Dividend Payment Date);

4.

to provide that dividends will be paid to registered holders and beneficial holders of ordinary shares of the Company as of the Dividend Record Date in US dollars, based on the ECB daily foreign exchange EUR/USD reference rate as of the date of the Shareholders’ Meeting, i.e. May 26, 2026;

5.

to grant mandate to the Board of Directors and, on its behalf, severally, to each of its members to carry out all the activities related, consequent to or connected with the implementation of the resolutions above”.

3.

Appointment of the Board of Directors: determination of the term of the Board of Directors; determination of the number of members of the Board of Directors; appointment of the members of the Board of Directors; appointment of the Chairman of the Board of Directors; related resolutions.

As provided for under Italian law and the By-laws, at the Shareholders’ Meeting, Stevanato’s shareholders shall appoint the members of the Company’s Board of Directors and determine their number and term of office.

Pursuant to Article 15 of the By-laws, the Board of Directors is composed of a number of members ranging from a minimum of 9 to a maximum of 15. Directors shall remain in office for a period not exceeding three financial years and their term of office shall expire on the date of the shareholders’ meeting convened to approve the financial statements for the last financial year of their office.

Directors shall meet the eligibility and integrity requirements set forth in Article 2382 of the Italian Civil Code and possess the skills and expertise to perform the tasks entrusted to them. Furthermore, one third of the members of the Board of Directors, rounded up to the next whole number in the case of a fractional number, must possess the independence requirements set forth in Article 2399 of the Italian Civil Code.

Pursuant to Article 23 of the By-laws, members of the Audit Committee must meet the independence requirements set forth in Article 2399 of the Italian Civil Code and the additional requirements of independence and financial expertise set forth in US laws and New York Stock Exchange (“NYSE”) regulations applicable to the Company. At least one member of the Audit Committee must be enrolled in the Italian register of legal auditors.

At the Shareholders’ Meeting, Class A Shareholders and Registered Shareholders shall have the right to propose the appointment of the members of the Board of Directors for the period of one, two or three financial years – i.e. for the period elapsing from the date of the Shareholders’ Meeting to the date of the approval of the financial statements of the Company ending, respectively, on December 31, 2026, December 31, 2027 and December 31, 2028 – and vote accordingly.

Pursuant to Article 16 of the By-laws, the Shareholders’ Meeting shall appoint the members of the Board of Directors on the basis of slates of candidates submitted by shareholders.

The right to submit a slate of candidate directors to the Shareholders’ Meeting for the appointment of the Board of Directors is reserved to Class A Shareholders, Registered Shareholders and Beneficial Shareholders holding, individually or jointly with other shareholders submitting each slate, shares carrying at least 5 per cent of the total voting rights attached to all the shares issued by the Company.

Pursuant to Article 7.6 of the By-laws, Beneficial Shareholders may submit slates of candidate directors to the Shareholders’ Meeting through the Holder of Record (in which case the Holder of Record shall submit the slate to the Shareholders’ Meeting together with the relevant documentation on behalf of the Beneficial Shareholders) or based on a specific authorization and/or delegation from the Holder of Record (in which case the Beneficial Shareholders shall attach such authorization and/or delegation to the slate submitted to the Shareholders’ Meeting).

Modalities for submission of slates of candidate directors are set out in the Convening Notice.

Following the deadline for submission of slates of candidate directors for the appointment of the Board of Directors set at April 24, 2026 and, in any case, by the Record Date of May 1, 2026, all the slates submitted by the shareholders in compliance with Article 16 of the By-laws and the provisions of the Convening Notice will be made available to the shareholders on the Company’s website, section Corporate Governance – Shareholders’ Meeting 2026 at the address https://ir.stevanatogroup.com/shareholders-meetings.

At the Shareholders’ Meeting, each shareholder shall have the right to vote for one of the slates of candidate directors submitted by the shareholders in compliance with Article 16 of the By-laws and the provisions of the Convening Notice.

Upon completion of the voting process, all candidate directors included in the slate obtaining the highest number of votes will be elected to the Board of Directors. If different slates obtain the same number of votes, a new vote on those slates will be held at the Shareholders’ Meeting.

The number of members of the Board of Directors shall be determined based on the number of candidates indicated in the slate of candidate directors that obtains the highest number of votes.

If, upon completion of the voting process, one or more candidate directors who do not meet the eligibility and integrity requirements set forth in Article 15.3 of the By-laws are elected as directors, such candidates will be excluded.

Moreover, if, upon completion of the voting process, a number of candidate directors meeting the independence requirements set forth in Article 15.4 of the By-laws and/or the independence, professionalism and competence requirements set forth in Articles 23.3, 23.4 and 23.5 of the By-laws that is at least equal to the minimum number provided for in those Articles are not elected to the Board of Directors, the candidates who do not comply with those requirements and are indicated as last in the slates from which they are taken will be excluded.

In the event (a) no slates of candidate directors are submitted by the shareholders to the Shareholders’ Meeting, (b) only one slate of candidate directors is submitted and such slate does not obtain the relative majority of votes, (c) the number of directors elected on the basis of the slates submitted by the shareholders, also due to subsequent exclusions, is less than 9, directors will be appointed by the Shareholders’ Meeting without applying the slate voting mechanism and ensuring that the directors are appointed in compliance with the requirements under Articles 15 and 23 of the By-laws.

Pursuant to Article 17.3 of the By-laws, at the Shareholders’ Meeting, shareholders may also appoint the Chairman of the Board of Directors from among the directors elected as indicated above, provided that, unless so appointed, the Chairman of the Board of Directors shall be appointed by the members of the Board of Directors.

Therefore, shareholders submitting a slate of candidate directors for the appointment of the Board of Directors shall have also the right to propose to appoint one of the candidate directors indicated therein as Chairman of the Board of Directors. In this case, shareholders voting for the slate will be voting also for the appointment of the candidate director indicated therein as Chairman of the Board of Directors.

In any event, at the Shareholders’ Meeting, Class A Shareholders and Registered Shareholders shall have the right to propose the appointment of the Chairman of the Board of Directors from among the directors being elected and vote accordingly.

4. Compensation of the members of the Board of Directors and of the members of the Audit Committee; related resolutions.

Pursuant to Italian law and Article 19 of the Company’s By-laws, Stevanato’s shareholders shall establish the compensation of the directors to be appointed by the Shareholders’ Meeting for their office as members of the Board of Directors and/or members of the Audit Committee.

It should be noted that, without prejudice to the remuneration that will be established by the Shareholders’ Meeting, the Board of Directors may provide an additional compensation for directors entrusted with specific functions, which may consist of a fixed part and/or a variable part, related to the achievement of certain objectives, or of the right to subscribe for ordinary shares or other financial instruments of the Company at a given price.

Alternatively, shareholders may determine an aggregate amount for the compensation of all directors, including those entrusted with specific functions, to be allocated by the Board of Directors.

In any event, directors shall also be entitled to reimbursement of expenses incurred in the performance of their duties.

Therefore, at the Shareholders’ Meeting, following appointment of the members of the Board of Directors, Stevanato’s shareholders shall establish the compensation of the directors for their office as members of the Board of Directors and/or members of the Audit Committee, for the entire term of office.

In this respect, it should be noted that the Company’s shareholders’ meeting held on May 23, 2025, established, for each director, for the relevant term of office of one financial year, a gross compensation equal to Euro 176,000 (with the exception of Mr. Franco Moro), to be paid – partially in cash and partially in Company’s shares – in accordance with the modalities better detailed in the Board of Directors’ explanatory report on the items on the agenda of such shareholders’ meeting, to which reference is made.

In the same shareholders’ meeting, the shareholders resolved to grant the directors to be appointed by the Board of Directors as members of the Audit Committee, pursuant to Article 19.4 of the By-laws, a further compensation determined in the overall gross amount of Euro 30,000 for the Chairman and of Euro 15,000 for each other member of the Audit Committee, for the relevant term of office of one financial year.

On April 8, 2026, the Company’s Compensation Committee approved a recommendation for the Board of Directors regarding the compensation to be granted to the members of the Board of Directors and of the Audit Committee who will be appointed by the Shareholders’ Meeting. Such recommendation considered the outcomes of a benchmark analysis conducted in 2025 on a set of comparable companies and, inter alia, the following further items:

●	it is market standard in the US market to implement appropriate adjustments to the compensation of the members of the board of directors on a biennial basis;

●

the analysis of the standard level of time commitment required of the members of the Board of Directors and, in equal extents, of each of the Board’s internal committees since the Company’s listing has flagged the necessity to establish the related compensation in a manner more adequate to the characteristics of the Company, as a listed entity under the form of foreign private issuer (FPI) on the US market, and of the relevant corporate group (the “Stevanato Group”);

●	such characteristics bring about deep complexity and significant commitment from the directors and, in particular, from the members of the Audit Committee;

●	generally, in the context of the US market, the compensation of the members of the board of directors is mainly focused on a remuneration based on shares rather than cash.

Based on the above, considering the recommendation of the Compensation Committee, we propose to the shareholders to confirm the compensation approved for the previous term of office and therefore:

a)

to establish for each director, as compensation for the office of member of the Board of Directors, and without prejudice to the right of the Board of Directors to establish an additional compensation for the directors entrusted with specific functions, a fixed compensation, for the period elapsing from the date of the Shareholders’ Meeting to the date of the Company’s shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2026, a gross total compensation of Euro 176,000, to be paid as follows:

–	as to the gross amount of Euro 76,000, in cash, in twelve equal monthly instalments;

–

as to the residual gross amount of Euro 100,000, in kind, through the assignment of a number of Company’s ordinary shares to be determined by the Board of Directors by dividing such amount by the average closing market price of the Company’s ordinary shares during the 30 calendar day period preceding the Shareholders’ Meeting, based on the ECB average Euro/USD exchange rate during such period; provided that (i) such compensation in kind shall not be paid to directors ceasing for any reason to hold office before the date of the shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2026 and (ii) the number of ordinary shares so determined shall be transferred to the directors on the business day following the date of the shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2026, within the limits of the authorization to the disposal of such ordinary shares which shall be granted to the Board of Directors pursuant to the resolution envisaged in the next item 6 of this Explanatory Report;

b)

to grant to the directors that will be appointed by the Board of Directors, following the Shareholders’ Meeting, as members of the Audit Committee, pursuant to Article 19.4 of the Company’s By-laws, an additional compensation in the gross total amount of Euro 30,000 for the Chairman of the Audit Committee and of Euro 15,000 for each other member of the Audit Committee, for the period elapsing from the date of the Shareholders’ Meeting to the date of the Company’s shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2026, to be paid in twelve equal monthly instalments.

Based on the above, Stevanato’s shareholders are asked to approve the following resolution:

“The Shareholders’ Meeting

resolves

1.

to establish, for each director, without prejudice to the right of the Board of Directors to establish an additional compensation for the directors entrusted with specific functions under Article 2389 of the Italian Civil Code and Article 19.1 of the Company’s By-laws, for the period elapsing from the date of this meeting to the date of the Company’s shareholders’ meeting approving the financial statements for the financial year ending on December 31, 2026, a gross total compensation of Euro 176,000 (one hundred seventy-six thousand), to be paid as follows:

-	as to the gross amount of Euro 76,000 (seventy-six thousand), in cash, in twelve equal monthly instalments;

-

as to the residual gross amount of Euro 100,000 (one hundred thousand), in kind, through the assignment of a number of Company’s ordinary shares to be determined by the Board of Directors by dividing such amount by the average closing market price of the Company’s ordinary shares during the 30 calendar day period preceding the date of this meeting, based on the ECB average Euro/USD exchange rate during such period; provided that: (i) such compensation in kind shall not be paid to directors ceasing for any reason to hold office before expiration of the date of the shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2026 and (ii) the number of ordinary shares so determined shall be transferred to the directors on the business day following the date of the shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2026, within the limits of the authorization to the disposal of such ordinary shares which shall be granted to the Board of Directors pursuant to the resolution adopted in relation to the next item 6 of the Agenda;

2.

to grant to the directors that will be appointed by the Board of Directors as members of the Audit Committee, pursuant to Article 19.4 of the Company’s By-laws, an additional compensation in the gross total amount of Euro 30,000 (thirty thousand) for the Chairman of the Audit Committee and of Euro 15,000 (fifteen thousand) for each other member of the Audit Committee, for the period elapsing from the date of the Shareholders’ Meeting to the date of the Company’s shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2026, to be paid in twelve equal monthly instalments”.

5.

Appointment of the external auditor entrusted with the auditing of the Company’s financial statements and consolidated financial statements, and the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2026, December 31, 2027, and December 31, 2028; determination of the relevant remuneration; related resolutions.

Stevanato’s shareholders are required to appoint, based on the substantiated proposal submitted by the Audit Committee, an external auditor to carry out the tasks and activities provided for under Italian and US laws and regulations for a period of three financial years, and to determine the external auditor’s remuneration for the entire term of office.

These tasks and activities include: (i) auditing and quarterly review of the Company’s consolidated financial statements, prepared in accordance with the International Financial Reporting Standards (IFRS) (as issued by the International Accounting Standards Board (IASB)), to be conducted according to the International Standards on Auditing (ISA Italia) (as issued by the International Auditing and Assurance Standards Board (IAASB)); (ii) review of the financial statements included in Form 20-F prepared in accordance with SEC regulations to be conducted in accordance with the auditing standards established by the Public Company Accounting Oversight Board (PCAOB); (iii) auditing of the financial statements of Stevanato and of the Italian companies controlled by Stevanato; (iv) verification of the proper maintenance of the company accounts and the correct recording of operating events in the accounting records of Stevanato and of its Italian controlled companies; (v) auditing of the financial statements of the non-Italian companies controlled by Stevanato prepared in accordance with local regulations, when required; (vi) auditing of the reporting packages prepared for the purpose of the opinion on the Company’s consolidated financial statements; (vii) activities preparatory to the signing of tax returns in accordance with Italian law; (viii) review and auditing of the Company’s internal control system in compliance with US law (Sarbanes-Oxley Act (SOX)) requirements; and (ix) auditing and review activities pursuant to Section 404 of the Sarbanes-Oxley Act, with reference to the companies of the Stevanato Group.

With respect to Stevanato, on May 24, 2023, pursuant to Article 2409-bis of the Italian Civil Code and Articles 13 et seq. of Italian Legislative Decree no. 39 of January 27, 2010, the shareholders’ meeting of the Company appointed PwC as the Company’s external auditor for the auditing of the Company’s financial statements and consolidated financial statements, and for the performance of the further tasks and activities relevant to Stevanato to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025.

Since such appointment will expire on the date of the Shareholders’ Meeting, the shareholders shall appoint a new external auditor for the performance of the tasks and activities referred to above for the financial years ending on December 31, 2026, December 31, 2027, and December 31, 2028, and establish the relevant compensation.

In this regard, the Audit Committee – based on a comparative assessment of the audit firms that submitted offers for appointment as Stevanato’s external auditor, evaluating such firms’ (i) audit plan and independence, (ii) corporate and sector expertise, (iii) organizational structure, (iv) market reputation, and (v) fees – proposes to the shareholders to appoint PricewaterhouseCoopers S.p.A. as external auditor for the financial years ending on December 31, 2026,

December 31, 2027, and December 31, 2028, in accordance with the terms and conditions of the offers submitted by PwC on December 16, 2025 and April 8 2026 (the “Offer”).

In particular, consistently with the Offer, the Audit Committee proposes to grant to PwC, in consideration for the performance of the tasks and activities summarized above, an annual compensation amounting, as far as the Company is concerned, to Euro 916,700 for the financial year 2026, Euro 747,300 for the financial year 2027 and Euro 747,300 for the financial year 2028, plus any applicable VAT and expenses.

Further details on the tasks and activities to be performed by the external auditor, on the terms and conditions of the Offer as well as on the comparative assessment carried out by the Audit Committee are contained in the substantiated proposal of the Audit Committee, available on the Company’s website, section Corporate Governance – Shareholders’ Meeting 2026 at the address https://ir.stevanatogroup.com/shareholders-meetings.

Based on the foregoing, Stevanato’s shareholders are asked to approve, upon substantiated proposal presented by the Audit Committee, the following resolution:

“The Shareholders’ Meeting

–	pursuant to Article 13, paragraph 1, of Legislative Decree no. 39 of 27 January 2010;

–	based on the offer presented by PricewaterhouseCoopers S.p.A. on December 16, 2025, and on the substantiated proposal presented by the Audit Committee;

resolves

1.

to appoint PricewaterhouseCoopers S.p.A., as the Company’s external auditor for the auditing of the Company’s statutory and consolidated financial statements and the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2026, December 31, 2027, and December 31, 2028;

2.

to grant to PricewaterhouseCoopers S.p.A., in consideration for the performance of the auditing of the Company’s statutory and consolidated financial statements and the further tasks and activities referred to under resolution no. 1 above, the annual compensation amounting, as far as the Company is concerned, to Euro 916,700 for the financial year 2026, Euro 747,300 for the financial year 2027, and Euro 747,300 for the financial year 2028, plus any applicable VAT and expenses, as specified in the offer presented by PricewaterhouseCoopers S.p.A. on December 16, 2025”.

6.	Authorization for the purchase and disposal of ordinary and Class A treasury shares; related resolutions.

Pursuant to Italian law, the purchase of treasury Class A and ordinary shares must be authorized by Stevanato’s shareholders, who shall establish the methods, the maximum number of shares to be purchased, the duration (not exceeding eighteen months) for which the authorization is granted, and the minimum and maximum purchase price.

In any case, Stevanato may not purchase treasury Class A and ordinary shares for a consideration exceeding the limits of the distributable net profits and reserves resulting from the latest Company’s financial statements approved by the shareholders’ meeting, provided that the number of treasury shares to be purchased shall not exceed one fifth (i.e., 20 per cent) of the overall number of shares comprising the Company’s share capital, taking into account also any Stevanato’s shares held by the subsidiaries.

Furthermore, it is provided that, upon purchase of treasury shares, (i) a negative reserve shall be entered and maintained in the Company’s financial statements for an amount equal to the value attributed to the treasury shares, (ii) the voting rights connected to such shares shall be suspended as long as they are held in treasury and (iii) the dividends and reserves distributions pertaining to such treasury shares shall be allocated proportionally to the other shares.

Similarly, the Board of Directors may dispose of the shares held in treasury only upon authorization of the shareholders’ meeting, which shall also establish the relevant modalities of such dispositions.

Upon resolution of the shareholders’ meeting of May 23, 2025, the Board of Directors was authorized, for the period elapsing from the date of that shareholders’ meeting to the date of the shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2025, to:

–

purchase up to a maximum number of Class A and ordinary shares equal to one per cent (1%) of the shares into which Stevanato’s share capital is divided (including the treasury shares at any time held by the Company), through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that from time to time the Board of Directors deems more appropriate in the Company’s interests, provided that (i) the purchases shall be made at a price not being more than ten per cent (10%) higher or lower than the closing market price of the ordinary shares on the trading day preceding the day of each relevant transaction, (ii) the relevant transactions must be carried out in compliance with all applicable Italian and US or NYSE law and regulatory provisions, and, following any such purchases, (iii) the overall value of the shares held in treasury shall not exceed the amount of the distributable net profits and reserves resulting, from time to time, from the last financial statements approved by the shareholders’ meeting of the Company; and

–

dispose of a maximum number of 1,000,000 Class A or ordinary shares held in treasury (prior, where appropriate, conversion of the Class A shares into ordinary shares), in compliance with all applicable Italian and US or NYSE law and regulatory provisions, through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that the Board of Directors deems more appropriate in the Company’s interests.

As of the date of this Explanatory Report, Stevanato holds in treasury no. 29,838,842 Class A shares, equal to approximately 9.85 per cent of the Company’s share capital.

In light of the above and, especially, of the time-limits to which the aforementioned authorizations are subject and the Company’s interest in ensuring that the Board of Directors is at all times vested with the authority to purchase Stevanato’s shares and dispose of the shares held in treasury with flexibility for all transactions and purposes deemed to be advantageous for the Company, taking into account the foreseeable necessities of the latter, we propose to the shareholders to grant to the Board of Directors a new authorization to purchase Company’s shares and dispose of the shares in treasury, at the same terms and conditions set forth by the shareholders’ meeting of May 23, 2025, for another period of one financial year.

Therefore, we submit to the Shareholders’ Meeting the request to authorize the Board of Directors, for the period elapsing from the date of the Shareholders’ Meeting to the date of the shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2026, to:

–

purchase, within the time period referred to above, up to a maximum number of Class A and ordinary shares equal to one per cent (1%) of the shares into which Stevanato’s share capital is divided (including the treasury shares at any time held by the Company), through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that from time to time the Board of Directors deems more appropriate in the Company’s interests, provided that: (i) the purchases shall be made at a price not being more than ten per cent (10%) higher or lower than the closing market price of the ordinary shares on the trading day preceding the day of each relevant transaction, (ii) the relevant transactions must be carried out in compliance with all applicable Italian and US or NYSE law and regulatory provisions, and, following any such purchases, (iii) the overall value of the shares held in treasury shall not exceed the amount of the distributable net profits and reserves resulting, from time to time, from the last financial statements approved by the shareholders’ meeting of the Company; and

–

dispose, within the time period referred to above, of a maximum number of 1,000,000 Class A or ordinary shares held in treasury (subject to, where appropriate, prior conversion of the Class A shares into ordinary shares), in compliance with all applicable Italian and US or NYSE law and regulatory provisions, through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that from time to time the Board of Directors deems more appropriate in the Company’s interests.

The requested authorizations shall be granted to the Board of Directors for the purposes of (i) carrying out extraordinary transactions (such as the transfer, exchange, contribution or other act of disposal of such shares for, inter alia, the acquisition of shareholdings in other companies, of business operations, of real estate assets or other transactions instrumental to the pursuit of industrial projects or, in any event, of the corporate purpose of the Company), (ii) fulfilling the obligations deriving from option contracts or other agreements concerning the Company’s shares, (iii) assigning the shares to directors or employees of the Company or of its subsidiaries as compensation in kind or as benefit, bonus or other premium or incentive, without limitations (also in execution of the “Restricted Stock Grant Plan Stevanato Group S.p.A. 2023—2027” and of the “Performance Stock Grant Plan Stevanato Group S.p.A. 2023—2027” approved by the Board of Directors on December 15, 2022, as well as of the “Restricted Share Plan Stevanato Group S.p.A. 2026—2030” and of the “Performance Share Plan Stevanato Group S.p.A. 2026 – 2030” approved by the Board of Directors on December 18, 2025, or any other stock option or incentives plans which should be approved by the Board of Directors), and (iv) supporting the market liquidity of the Company’s shares.

Upon purchase of Company’s shares and as long as such shares are held in treasury, the Company shall enter and maintain in its financial statements a negative reserve for an amount equal to the value attributed to the treasury shares and shall not be allowed, in its capacity as holder of such shares, to vote at the shareholders’ meeting and to receive dividends, reserves or other rights being distributed, which shall be allocated proportionally to the other shares.

Based on the foregoing, Stevanato’s shareholders are invited to resolve as follows:

“The Shareholders’ Meeting

resolves

1.

to authorize the Board of Directors, pursuant to Articles 2357 and 2357-ter of the Italian Civil Code, for the period elapsing from the date of this meeting to the date of the Company’s shareholders’ meeting approving the financial statements for the financial year ending on December 31, 2026, for the purposes referred to under item 6 of the Explanatory Report, to:

-

purchase up to a maximum number of Class A and ordinary shares equal to 1% (one per cent) of the shares into which Stevanato’s share capital is divided (including the treasury shares at any time held by the Company), through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that from time to time the Board of Directors deems more appropriate in the Company’s interests, provided that: (i) the purchases shall be made at a price not being more than ten per cent (10%) higher or lower than the closing market price of the ordinary shares on the trading day preceding the day of each relevant transaction, (ii) the relevant transactions must be carried out in compliance with all applicable Italian and US or NYSE law and regulatory provisions, and, following any such purchases, (iii) the overall value of the shares held in treasury shall not exceed the amount of the distributable net profits and reserves resulting, from time to time, from the last financial statements approved by the shareholders’ meeting of the Company; and

-

dispose of a maximum number of 1,000,000 (one million) Class A or ordinary shares held in treasury (subject to, where appropriate, prior conversion of the Class A shares into ordinary shares), in compliance with all applicable

Italian and US or NYSE law and regulatory provisions, through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that from time to time the Board of Directors deems more appropriate in the Company’s interests;

2.

to grant the Board of Directors with all powers needed or useful in order to execute the resolutions as per the points above and carry out all the activities that may be necessary, instrumental or otherwise connected thereto”.

Extraordinary session

1.   Amendments to Articles 7.6, 16 and 23 of the By-laws; related resolutions.

Pursuant to Italian law, the By-laws may be amended by a resolution approved by the extraordinary shareholders’ meeting.

The By-laws in force – adopted by Stevanato’s shareholders’ meeting on July 1, 2021, ahead of the listing the Company’s ordinary shares on the NYSE – were most recently amended following the completion of the delegated share capital increase in March 2024.

The proposed amendments to Articles 7.6, 16, and 23 of the By-laws have been submitted by the Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, for the reasons set out below.

Amendments to Article 7.6 of the By-laws

The proposed amendments to Article 7.6 of the By-laws are aimed at facilitating the exercise of the corporate rights attached to the shares held by the Holder of Record on behalf of the Beneficial Shareholders—who are not entitled to exercise such rights in their own name—through service providers appointed, either on a specific or on a general basis, not only by the Holder of Record but also by the Company, to the extent that such exercise complies with all applicable laws and regulations.

Amendments to Article 16 of the By-laws

The proposed amendments to Article 16 of the By-laws are aimed at introducing the possibility for the outgoing Board of Directors to submit a slate of candidates for the appointment of the new members of the Company’s Board of Directors.

This possibility is consistent with the candidate identification process already in place at the Company level, particularly within the Nominating and Corporate Governance Committee, as well as with common practice among companies listed on US markets. Moreover, it enhances transparency and accountability in the directors’ nomination process and supports the Company’s alignment with best market practices in the appointment and composition of the Board of Directors, thereby advancing the long-term interests of the Company, its shareholders, and stakeholders.

Consistently with this approach, following such amendment to Article 16 of the By-laws, qualified Class A Shareholders, Registered Shareholders or Beneficial Shareholders (through the entitlement procedures provided for in the By-laws) holding at least 5% of the total voting rights attached to the Company’s shares will retain the right to submit a slate of candidate directors only if the outgoing Board of Directors has not submitted its own slate.

It is proposed that any slate submitted by the Board of Directors be published on the Company’s website, in accordance with applicable legal and regulatory requirements, at least ten days prior to the relevant record date. If the Board of Directors does not submit a slate, shareholders may submit their own slates of candidate directors up to three days prior to the relevant record date.

In any event, in compliance with Italian law, the shareholders attending at the shareholders’ meeting retain the right not to appoint the candidates proposed either by the Board of Directors or by the shareholders through the slates.

Indeed, if no slate obtains the majority of the votes cast at the meeting, the shareholders’ meeting will appoint the directors based on proposals submitted by any Class A Shareholders, Registered Shareholders, or Beneficial Shareholders (through the entitlement procedures provided for in the By-laws), including proposals made during the meeting itself, without applying the slate mechanism.

Further provisions of Article 16 of the By-laws concerning the composition of the slates, the voting mechanism and the appointment of directors - whether through the slate voting system or based on proposals submitted by shareholders, including during the shareholders’ meeting - remain substantially unchanged, save for certain clarifications and amendments required to reflect the changes described above.

Amendments to Article 23 of the By-laws

The proposed amendments to Article 23 of the By-laws are intended to (i) grant to the Board of Directors greater flexibility in appointing members of the Audit Committee, by providing that the Committee shall consist of at least three members, without a fixed maximum number; (ii) clarify that the term of office of the Audit Committee members shall coincide with the full term of the Board of Directors in which they are appointed; and (iii) align the references to Article 16 of the By-laws with the proposed amendments to that Article.

*****

It is specified that the proposed amendments to the By-laws do not entitle shareholders who do not participate in their approval at the Shareholders’ Meeting to exercise any withdrawal right.

Below is an illustration of the proposed amendments, as well as a comparison of the articles for which amendments are proposed, showing both the current text and the proposed text. Text proposed for deletion is indicated with strikethrough, and text proposed for insertion is indicated in bold.

The full text of the By-laws as it would result from the approval of the proposed amendments is available on the Company’s website, section Corporate Governance – Shareholders’ Meeting 2026 at the address https://ir.stevanatogroup.com/shareholders-meetings.

By-laws in force	By-laws amended

Article 7 Shares – Shareholders’ register - Entitlement to exercise corporate rights	Article 7 Shares – Shareholders’ register - Entitlement to exercise corporate rights

[OMISSIS]	[OMISSIS]

7.6 If the ordinary shares of the Company are traded on the NYSE, the entitlement to exercise corporate rights is governed as follows:

a)  all the entities registered as direct holders of the ordinary shares, and therefore registered in the US Register and in the Shareholders’ Register are entitled on their own by virtue of the aforementioned registration and can therefore exercise all corporate rights in the forms provided for by law and by these By-laws;

7.6 If the ordinary shares of the Company are traded on the NYSE, the entitlement to exercise corporate rights is governed as follows:

a)  all the entities registered as direct holders of the ordinary shares, and therefore registered in the US Register and in the Shareholders’ Register are entitled on their own by virtue of the aforementioned registration and can therefore exercise all corporate rights in the forms provided for by law and by these By-laws;

b)  all the Beneficial Owners who are not registered as direct owners of the shares in the US Register or in the Shareholders’ Register, not being entitled to exercise the corporate rights in their own name, can exercise all corporate rights, including participation and voting in the shareholders’ meeting, (i) collectively, through the Holder of Record registered both in the US Register and in the Shareholders’ Register or a person specifically appointed by the Holder of Record, or (ii) individually, through the same Holder of Record or a person who was specifically appointed by, or received specific authorization and/or delegation from, the Holder of Record, in compliance with all applicable laws and regulations;

No obligation to update the US Register and the Shareholders’ Register results from the exercise of corporate rights by the Beneficial Owners, in the name of the Holder of Record, either collectively or individually.

b)  all the Beneficial Owners who are not registered as direct owners of the shares in the US Register or in the Shareholders’ Register, not being entitled to exercise the corporate rights in their own name, can exercise all corporate rights, including participation and voting in the shareholders’ meeting, (i) collectively, through the Holder of Record registered both in the US Register and in the Shareholders’ Register or a person ~~specifically~~ appointed by the Holder of Record and/or by the Company, or (ii) individually, through the Holder of Record or a person who was ~~specifically~~ appointed by the same and/or by the Company, or received ~~specific~~ authorization and/or delegation from, the Holder of Record and/or by the Company, in compliance with all applicable laws and regulations.

No obligation to update the US Register and the Shareholders’ Register results from the exercise of corporate rights by the Beneficial Owners, in the name of the Holder of Record, either collectively or individually.

[OMISSIS]	[OMISSIS]
Article 16 Appointment of the Board of Directors	Article 16 Appointment of the Board of Directors
[OMISSIS]	[OMISSIS]
16.2 If the ordinary shares are traded on the NYSE, the directors will be elected on the basis of slates submitted by shareholders, in accordance with the following procedure.	16.2 If the ordinary shares are traded on the NYSE, the directors will be elected ~~on the basis of slates submitted by shareholders~~ in accordance with the following procedure.

16.3 The right to submit a slate for the appointment of the Board of Directors is reserved to shareholders who hold, individually or jointly with other submitting shareholders, Shares representing at least 5 (five) percent of the total voting rights attached to the Shares issued by the Company. Each shareholder may only submit one slate. The ownership of the number of Shares necessary for the presentation of the slate is determined having regard to the entries on the Shareholders’ Register and the US Register on the date on which the slates are filed at the registered office, without prejudice to the provisions of article 7.6 above.

16.3 Without prejudice to the provisions of article 16.13 below, the outgoing Board of Directors shall have the right to submit a slate of candidates for the election of the Board of Directors. The slate, if submitted by the Board of Directors, shall be published on the Company’s website and in accordance with any applicable legal and regulatory provisions at least 10 (ten) days prior to the Record Date.

16.~~3~~4 ~~The right to submit a slate for the appointment of the Board of Directors is reserved to~~ Without prejudice to the provisions of article 16.13 below, in the event that the outgoing Board of Directors has not submitted a slate of candidates pursuant to article 16.3 above, the shareholders and/or Beneficial Owners who hold, individually or jointly with other submitting shareholders and/or Beneficial Owners, Shares representing at least 5 (five) percent of the total voting rights attached to the Shares issued by the Company, shall have the right to submit a slate of candidates for the election of the Board of Directors. Each shareholder or Beneficial Owner may only submit one slate. The ownership of the number of Shares necessary for the presentation of the slate is determined having regard to the entries on the Shareholders’ Register and the US Register on the date on which the ~~slates are~~ slate is filed at the registered office, without prejudice to the provisions of article 7.6 above. The submission of any slate by the Beneficial Owners shall take place through the entitlement procedures provided for in these By-laws, mutatis mutandis, for their participation in and voting at the shareholders’ meeting.

16.4 The slates are filed at the Company’s registered office, in accordance with the procedures indicated in the notice of call, at least 3 (three) days before the Record Date and are published by the Company in compliance with any applicable legal and regulatory provisions.

16.~~4~~5 The slates ~~are~~ submitted by the shareholders and/or Beneficial Owners pursuant to article 16.4 above, if any, shall be filed at the Company’s registered office, in accordance with the procedures indicated in the notice of call, at least 3 (three) days before the Record Date and are published by the Company ~~in compliance to~~ on the Company’s website and in accordance with the modalities provided for any applicable legal and regulatory provisions within the Record Date.

16.5 The slates indicate a number of director candidates ranging from 9 (nine) to 15 (fifteen). Director candidates must meet the eligibility and integrity requirements set out in article 15.3 above. Each slate must also include:

(a) at least one third of the director candidates, rounded up to the higher unit in case of a fractional number, who meet the independence requirements provided for in article 15.4 above; (b) at least 3 (three) director candidates who meet the independence and competence requirements provided for in articles 23.3 and 23.5 below; and (c) at least 1 (one) director candidate who meets the additional professionalism requirement provided for in paragraph 23.4 below. Each candidate may only stand for election in one slate, under penalty of ineligibility.

16.~~5~~6 The slates submitted by the Board of Directors or by the shareholders and/or Beneficial Owners indicate a number of director candidates ranging from 9 (nine) to 15 (fifteen). Director candidates must meet the eligibility and integrity requirements set out in article 15.3 above. Each slate must also include: (a) at least one third of the director candidates, rounded up to the higher unit in case of a fractional number, who meet the independence requirements provided for in article 15.4 above; (b) at least 3 (three) director candidates who meet the independence and competence requirements provided for in articles 23.3 and 23.5 below; and (c) at least 1 (one) director candidate who meets the additional professionalism requirement provided for in article 23.4 below. Each candidate may only stand for election in one slate submitted by the shareholders and/or Beneficial Owners pursuant to article 16.4 above, under penalty of ineligibility.

16.6 The following must be attached to each slate, under penalty of inadmissibility: (i) the curriculum	16.~~6~~7 The following must be attached to each slate, under penalty of inadmissibility: (i) the curriculum vitae of each of the director candidates; (ii) the declarations with which each of the director candidates accepts his/her candidacy and certifies, under his/her own responsibility, that he/she possesses the eligibility and integrity requirements provided for in article 15.3 above, the independence requirements provided for in article 15.4 above, as well as the independence, professionalism and competence requirements provided for by articles 23.3, 23.4 and 23.5 below; (iii) an indication of the identity of the shareholders or Beneficial Owners who have submitted the slates and the percentage of the voting rights pertaining to the Shares held by them; (iv) any other or different statement, information and/or document required by the provisions of any applicable legislation.

vitae of each of the director candidates; (ii) the declarations with which each of the director candidates accepts his/her candidacy and certifies, under his/her own responsibility, that he/she possesses the eligibility and integrity requirements provided for in article 15.3 above, the independence requirements provided for in article 15.4 above, as well as the independence, professionalism and competence requirements provided for by articles 23.3, 23.4 and 23.5 below; (iii) in the event that the slate is submitted by the shareholders and/or Beneficial Owners pursuant to article 16.4 above, an indication of the identity of the shareholders or Beneficial Owners who have submitted the slates and the percentage of the voting rights pertaining to the Shares held by them; (iv) any other or different statement, information and/or document required by the provisions of any applicable legislation.

16.7 Each shareholder may vote for only one slate of candidates. The vote of each shareholder relates to the slate and, therefore, to all the candidates indicated therein, without the possibility of variations, additions or exclusions.

16.~~7~~8 Each shareholder and/or Beneficial Owner may vote for only one slate of candidates. The vote of each shareholder and/or Beneficial Owner relates to the slate and, therefore, to all the candidates indicated therein, without the possibility of variations, additions or exclusions.

16.8 The number of members of the Board of Directors is determined by the number of candidates indicated in the slate that obtained the highest number of votes.

16.~~8~~9 The number of members of the Board of Directors is determined by the number of candidates indicated in the slate that obtained the highest number of votes (provided that such votes represent at least the majority of the votes pertaining to the Shares participating in the shareholders’ meeting).

16.9 Upon completion of the voting process, the candidates on the slate that obtained the highest number of votes will be elected. If more than one slate has obtained the same number of votes, a new vote will be held during the same shareholders’ meeting; only the slates that reported the same number of votes shall take part in the vote.

16.~~9~~10 Upon completion of the voting process, the candidates on the slate that obtained the highest number of votes will be elected (provided that such votes represent at least the majority of the votes pertaining to the Shares participating in the shareholders’ meeting). If more than one slate has obtained the same number of votes, a new vote will be held during the same shareholders’ meeting; only the slates that reported the same number of votes shall take part in the vote.

16.10 If, at the end of the vote, one or more director candidates are elected directors who do not meet the eligibility and integrity requirements set out in article 15.3 above, such candidates will be excluded and, where necessary to ensure the correct composition of the Board of Directors pursuant to article 15 above, replaced pursuant to article 16.12 below.

16.~~10~~11 If, at the end of the vote, one or more director candidates are elected directors who do not meet the eligibility and integrity requirements set out in article 15.3 above, such candidates will be excluded and, where necessary to ensure the correct composition of the Board of Directors pursuant to article 15 above, replaced pursuant to article ~~16.12~~ 16.13 below.

16.11 If, at the end of the vote, no directors are elected who meet the independence requirements set out in article 15.4 above and/or the independence, professionalism and competence requirements set out in articles 23.3, 23.4 and 23.5 below at least in the minimum number indicated in those articles, the candidates who do not comply with those requirements, who are indicated as last in the slate from which they are taken, will be excluded and, where necessary to ensure the correct composition of the Board of Directors pursuant to article 15 above and the Audit Committee pursuant to article 23 below, replaced pursuant to article 16.12 below.

16.~~11~~12 If, at the end of the vote, no directors are elected who meet the independence requirements set out in article 15.4 above and/or the independence, professionalism and competence requirements set out in articles 23.3, 23.4 and 23.5 below at least in the minimum number indicated in the same articles, the candidates who do not comply with said requirements, who are indicated as last in the slate from which they are taken, will be excluded and, where necessary to ensure the correct composition of the Board of Directors pursuant to article 15 above and the Audit Committee pursuant to article 23 below, replaced pursuant to article ~~16.12~~ 16.13 below.

16.12 In cases in which (a) no slates are submitted by the shareholders, (b) only one slate is submitted and it does not obtain the relative majority of votes, (c) the number of directors elected on the basis of the slates presented by the shareholders, also due to the exclusions determined pursuant to articles 16.10 and 16.11 above, is less than 9 (nine), (d) the entire Board of Directors does not have to be renewed or (e) it is not possible, for any reason, to appoint the Board of Directors according to the procedures provided for in article 16.2 and following, the directors will be appointed by the shareholders’ meeting without applying the slate voting mechanism, without prejudice to the obligation to ensure the correct composition of the Board of Directors pursuant to article 15 below and the Audit Committee pursuant to article 23 below.

16.~~12~~13 In cases in which (a) no slates are submitted by the outgoing Board of Directors or by the shareholders and/or Beneficial Owners, (b) ~~only~~ one ~~slate is~~ or more slates are submitted and ~~the same does not~~ none of them obtain the relative majority of votes pertaining to the Shares participating in the shareholders’ meeting, (c) the number of directors elected on the basis of the slates presented by the outgoing Board of Directors or by the shareholders and/or Beneficial Owners, also due to the exclusions determined pursuant to articles ~~16.10 and~~ 16.11 and 16.12 above, is less than 9 (nine), (d) the entire Board of Directors does not have to be renewed or (e) it is not possible, for any reason, to appoint the Board of Directors according to the procedures provided for in article 16.2 and following above, the directors will be appointed by the shareholders’ meeting without applying the slate voting mechanism, on the basis of proposals submitted by any shareholder or Beneficial Owner (through the entitlement procedures provided for in these By-laws), including during the meeting itself, without prejudice to the obligation to ensure the correct composition of the Board of Directors pursuant to article 15 below and of the Audit Committee pursuant to article 23 below.

16.13 Directors cease to hold office in the cases provided for by law and by these Articles.	16.~~13~~14 Directors cease to hold office in the cases provided for by law and by these Articles.

16.14 If, during the term of office, one or more directors cease to hold office, the Board of Directors shall replace them with directors who meet the eligibility and integrity requirements referred to in

16.~~14~~15 If, during the term of office, one or more directors cease to hold office, the Board of Directors shall replace them with directors who meet the eligibility and integrity requirements referred to in article 15.3 above and where necessary to ensure the correct composition of the Board of Directors pursuant to article 15 and of the Audit Committee pursuant to article 23 below, the independence requirements referred to in article 15.4 above and/or the independence, professionalism and skills requirements provided for in articles 23.3, 23.4, and 23.5 below. To that end, the provisions of article 2386, paragraph 1 of the Italian Civil Code shall apply, without prejudice to article 2386, paragraphs 2 and 3, of the Italian Civil Code in the event of termination of the majority of directors appointed by the shareholders’ meeting and the provisions of article 2409-octiesdecies, paragraph 4, of the Italian Civil Code and article 23.7 in relation to the substitution of the members of the Audit Committee.

article 15.3 above and where necessary to ensure the correct composition of the Board of Directors pursuant to article 15 above and of the Audit Committee pursuant to article 23 below, the independence requirements referred to in article 15.4 above and/or the independence, professionalism and skills requirements provided for in articles 23.3, 23.4, and 23.5 below. To that end, the provisions of article 2386, paragraph 1 of the Italian Civil Code shall apply, without prejudice to article 2386, paragraphs 2 and 3, of the Italian Civil Code in the event of termination of the majority of directors appointed by the shareholders’ meeting and the provisions of article 2409-octiesdecies, paragraph 4, of the Italian Civil Code and article 23.7 in relation to the substitution of the members of the Audit Committee.

16.15 If, following the loss by a director of the independence requirements referred to in article 15.4 above and/or the independence, professionalism and skills requirements set out in articles 23.3, 23.4 and 23.5 below, the Board of Directors and/or the Audit Committee are no longer correctly constituted pursuant to article 15 above and article 23 below, the director for whom those requirements have ceased to apply shall cease to be a director and will be replaced pursuant to article 16.14 above.

16.16 If, following the loss by a director of the independence requirements referred to in article 15.4 above and/or the independence, professionalism and skills requirements set out in articles 23.3, 23.4 and 23.5 below, the Board of Directors and/or the Audit Committee are no longer correctly constituted pursuant to article 15 above and article 23 below, the director for whom the aforementioned requirements have ceased to apply shall cease to be a director and will be replaced pursuant to article ~~16.14~~ 16.15 above.

[OMISSIS]	[OMISSIS]

Article 23 Composition of the Audit Committee - Appointment, termination and replacement of members	Article 23 Composition of the Audit Committee - Appointment, termination and replacement of members

23.1 The Audit Committee is composed of 3 (three) members, appointed by the Board of Directors.	23.1 The Audit Committee is composed of at least 3 (three) members, appointed by the Board of Directors.

23.2 The members of the Audit Committee shall remain in office for three financial years and may be re-elected.	23.2 The members of the Audit Committee shall remain in office for ~~three financial years~~ the entire duration of the term of the Board of Directors in which they are elected and may be re-elected.

[OMISSIS]	[OMISSIS]

23.7 In the event of death, resignation, revocation or lapse of a member of the Audit Committee, the Board of Directors shall promptly replace him/her by selecting him/her from among the other directors

23.7 In the event of death, resignation, revocation or lapse of a member of the Audit Committee, the Board of Directors shall promptly replace him/her by selecting him/her from among the other directors who meet the independence, professionalism and skills requirements set forth in the articles 23.3, 23.4 and 23.5 above. If it is not possible to replace a member of the Board of Directors, the Board of Directors shall promptly take action in accordance with article 16.14 above.

who meet the independence, professionalism and skills requirements set forth in the articles 23.3, 23.4 and 23.5 above. If it is not possible to replace a member of the Board of Directors, the Board of Directors shall promptly take action in accordance with article ~~16.14~~ 16.15 above.

23.8 If one or more members of the Audit Committee lose the requisites of independence, professionalism and skills referred to in articles 23.3, 23.4 and 23.5 above, they shall be removed from office. In this case, where possible, the Board of Directors will replace the removed members by selecting replacement candidates among the other directors possessing the aforementioned independence, professionalism and skills requirements. Otherwise, article 16.14 above will apply.

23.8 If one or more members of the Audit Committee lose the independence, professionalism and skills requirements referred to in articles 23.3, 23.4 and 23.5 above, they shall be removed from office. In this case, where possible, the Board of Directors will replace the removed members by selecting replacement candidates among the other directors possessing the aforementioned independence, professionalism and skills requirements. Otherwise, article ~~16.14~~ 16.15 above will apply.

*****

Based on the above, Stevanato’s shareholders are asked to approve the following resolution:

“The Shareholders’ Meeting

resolves

1.

to amend Articles 7.6, 16 and 23 of the Company’s By-laws according to the text set out under item 1 of the Explanatory Report – Extraordinary Session, hereby authorizing each director, severally, to provide for the legal publications of this resolution, with the power to make any further modifications or additions that may be required for the registration in the Companies’ Register”.

*   *    *

Piombino Dese, April 11, 2026

The Executive Chairman of the Board of Directors

Franco Stevanato